

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 20549-4561

March 27, 2007

George M. Ray
President
CBC Holding Company
102 West Roanoke Drive
Fitzgerald, Georgia 31750

RE: CBC Holding Company
        Schedule 14A, amendment number 6
        Filed on February 15, 2007
        File Number 0-22451
        Schedule 13E-3, amendment number 6
        Filed on February 15, 2007
        File Number 5-52551

Dear Mr. Ray:

We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the financial statements in the filing. When you do this, please ensure that the textual presentation is updated as well to be at least as current as the latest financial statements. Please note, for example, at the fourth bullet on page 12. We also notice that Appendix C and D reference MD&A disclosure that is not currently provided.

Letter to Shareholders

2. We suggest that you revise or add to the first sentence in the third paragraph, which states that the preferred stock has a 10% dividend preference. Our concern is that a shareholder may misinterpret, and think that the new stock will pay a 10% dividend. We note that elsewhere in the document you explain that the preferred stock will pay a dividend of 110% of that paid to the common stock.

Proposals to be considered, page 5

3. We note your revised presentation for voting on possible adjournment, both here, on the form of proxy and elsewhere. Please note that any adjournment to solicit additional votes must be included as a separate measure for approval. Please revise as appropriate or confirm that the adjournment you reference will not be to solicit additional votes.

Earnings per Share, page 28

4. We have reviewed your response to comments 21-22. Please revise the discussion of diluted earnings per share on this page and page 37 for consistency with your response. For example, we note your disclosure here and on page 37 that diluted earnings per share will not change. In your response to comment 22, you state that pro forma diluted earnings per share is the same as pro forma basic earnings per share, however, we note the pro forma amounts are different from those historically reported (0.98 vs. 0.99). Additionally, we note your disclosure on page 37 that the board believes diluted earnings per share is a more meaningful financial ratio because it includes outstanding shares of Series A Preferred Stock. In your response, you state that the preferred shares should be excluded from the pro forma diluted earnings per share calculations.

Antidilution Adjustments, page 44

5. Please textually explain why the first example does not include a premium and the second one does.

Pro Forma Consolidated Statements of Operations, pages 61-62

6. We have reviewed your response to comments 21-22. Please revise your pro forma statements of operations for consistency with the selected pro forma consolidated financial data on page 35. For example, we note on page 35, that pro forma diluted earnings per share are $0.98 and $1.19 for the nine and twelve months ended September 30, 2006 and December 31, 2005. On pages 61-62, pro forma diluted earnings per share for the same periods are $0.99 and $1.21.

Compensation of Executive Officer and Directors, page 66

7. Please provide the compensation information required by Item 402(c) and (e) of Regulation S-B, as warranted.

*   *   *   *   *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding the accounting comments please contact Sharon M. Blume at 202-551-3474. If you have any other questions please contact David Lyon at 202-551-3421, or me at 202-551-3418. You may also contact Michael K. Pressman, Special Counsel, in the Office of Mergers and Acquisitions at 202-551-3345.

Sincerely,



William C-L Friar

Senior Financial Analyst

By FAX: James C. Wheeler
Fax number 404-572-6999